# Kevin Cash

Chief Financial Officer - Orrick, Herrington & Sutcliffe LLP

Cleveland/Akron, Ohio Area

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Orrick, Herrington & Sutcliffe LLP

Miami University

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500+ connections

## Experience

**Chief Financial Officer**
Orrick, Herrington & Sutcliffe LLP
Oct 2016 – Present • 1 yr 9 mos
Washington D.C. Metro Area

**Member of the Board of Directors**
Cleveland Whiskey, LLC
Aug 2016 – Present • 1 yr 11 mos
Cleveland/Akron, Ohio Area

**Chief Financial Officer**
Baker and Hostetler
Jun 2009 – Sep 2016 • 7 yrs 4 mos
Cleveland/Akron, Ohio Area

**Adjunct Professor - Accounting**
The University of Akron
Aug 2008 – Dec 2010 • 2 yrs 5 mos

Professor of Auditing and Principles of Accounting

**Former Partner**
Ernst & Young LLP
May 1986 – Jun 2009 • 23 yrs 2 mos
Cleveland, Pittsburgh and Southampton UK

## Education

Miami University

**Miami University**
Bachelors, Business- Accounting
1984 – 1986

## Skills & Endorsements

**Business Process Improvement** · 36

Endorsed by **ROD THOMAS and 6 others who are highly skilled at this**

Endorsed by **5 of Kevin's colleagues at Baker & Hostetler LLP**

**Financial Accounting** · 30

Endorsed by **4 of Kevin's colleagues at Baker & Hostetler LLP**

**Training Delivery** · 6

Endorsed by **3 of Kevin's colleagues at EY**

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